

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 7010

November 4, 2008

Alexei I. Kim
Chairman and President
Promotora Valle Hermosa, Inc.
301 East Pine Street, Suite 150
Orlando, Florida 32801

> **Re: Promotora Valle Hermosa, Inc.**
> **Schedule 14C**
> **Filed October 24, 2008**
> **File No. 000-27199**

Dear Mr. Kim:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are changing the name of the company in furtherance of affecting the acquisition with 494 UNR and that stockholders have not had a chance to vote on the acquisition. Please revise Schedule 14C to include the information required by Items 13 and 14 of Item 14 of Schedule 14A. Please see Item 1 of Schedule 14C and Note A to Schedule 14A.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

Alexei I. Kim
Promotora Valle Hermosa, Inc.
November 4, 2008
Page 3

cc: Michael Paige, Esq. (*via facsimile 202/457-1678*)
    Jackson & Campbell, P.C.
    One Lafayette Centre, 300 South Tower
    1120 20th Street, N.W.
    Washington, D.C. 20036